UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 18, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. ("D. Medical") hereby announces that D. Medical and its subsidiaries, Spring Health Solutions Ltd. ("Spring") and Spring-Set Health Solutions Ltd. ("Spring Set"), were served with a claim notice and a request for a temporary injunction filed with the District Court of Haifa by Mr. Avraham Shekalim, a minority shareholder and a member of Spring Set's board of directors. Mr. Shekalim is asking the court to issue a temporary injunction preventing D Medical, Spring and Spring Set (the "Defendants") from amending an agreement entered into by the Defendants in 2008 or making any action that would affect Mr. Shekalim's rights under an agreement entered into between D. Medical, Spring Set and Mr. Shekalim in 2008. In addition to some declarative orders, Mr. Shekalim is asking the court to order the payment of a bonus under the agreement of US$250,000. D. Medical intends to contest the lawsuit vigorously. At this preliminary stage, D. Medical is unable to assess the outcome of the lawsuit filed against it.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer